Points Partners With Priceline To Enhance Hotel Options for its Points Travel Service

Points Travel now leverages Priceline’s hotel inventory providing access to leading hotels worldwide

TORONTO, May 9, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has partnered with Priceline Partner Network (PPN), the partnership brand of Priceline.com, a Booking Holdings company(Nasdaq:BKNG), the world’s leading provider of online travel and related services. With this partnership, Points will add access to even more world class hotel inventory for its industry leading, loyalty focused hotel booking service, Points Travel.

Through a single integration with Points’ Loyalty Commerce Platform, which powers the Points Travel services, loyalty program operators can offer their members the ability to earn or redeem miles when booking hotel stays across the globe. This new partnership with Priceline Partner Network will now enable Points to offer thousands of new, high value hotel booking options.

Offered through either a fully private branded experience or via PointsHound.com, Points Travel allows participating loyalty programs to offer their members either massive bonuses when booking a hotel with cash or strong value when using their loyalty currency to pay for a hotel stay. There are currently 26 different loyalty programs participating in the Points Travel service, either via PointsHound.com or the private label version.

Randy Schartner, President of Priceline Partner Network said “This unique collaboration with Points allows PPN to connect world class loyalty programs with our unmatched travel deals for consumer point redemption and great earning opportunities. Helping people experience the world is our group’s mission, and this partnership does just that.”

“We are delighted to partner with Priceline, the largest seller of hotels, to support our ever expanding offerings via our Loyalty Commerce Platform,” said Rob MacLean, CEO of Points. “We’re excited to build out the Points Travel inventory to offer our loyalty program partners an even more robust white label hotel booking and redemption service so that they can drive both increased member engagement as well as valuable, high margin revenue.”

Points Travel can be quickly integrated into any loyalty program's web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages Points’ Loyalty Commerce Platform capabilities. The user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well as allowing them to redeem loyalty currency for bookings at hundreds of thousands of hotels as well as numerous car rental companies around the world.

For more information regarding the implementation of the Points Travel platform, visit - https://company.points.com/solutions/points-travel/

About Points International

Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of more than 65 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Priceline Affiliate Network

Priceline Partner Network (PPN) is the partnership brand of Priceline.com, where no one deals like we do. Turnkey technology enables our partners to be their own deal makers with exclusive savings in hotel, air, rental cars, vacation bundles, cruise and group bookings. Our proprietary booking engine is customized to your specifications and optimized to serve your customers seamlessly from any device.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 649-539-1310

Priceline Affiliate Network Media Relations
ppnpress@priceline.com